UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14f-1


                           SCHEDULE 14F-1 INFORMATION
                 Information Statement Pursuant to Section 14(f) of the Securities and Exchange Act of 1934 and
                       Securities and Exchange Rule 14f-1


                                ART DESIGN, INC.
                        --------------------------------
                (Name of Registrant as Specified in its Charter)

         Colorado                 000-52690                 86-1061005
------------------------      -----------------       --------------------
     (State or other          (Commission File           (I.R.S. Employer
       jurisdiction                Number)             Identification No.)
    of Incorporation)


                        11044 Research Blvd., Suite A-200
                                Austin, TX 78759
                        -------------------------------
                    (Address of principal executive offices)


Company's telephone number, including area code: (512) 795-2300


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                                ART DESIGN, INC.
                        11044 Research Blvd., Suite A-200
                                Austin, TX 78759

                                 April 25, 2012

      On April 25, 2012, Kathy Sheehan, Todd Sheehan, John Barton and Rebecca Gregarek appointed Michael Smith and Rick Wilber as directors. Following the appointments of Michael Smith and Rick Wilber, Kathy Sheehan and Todd Sheehan resigned as our officers.

      Following the resignations of Kathy Sheehan and Todd Sheehan as our officers, Michael Smith was appointed our Chief Executive Officer and Marc Spezialy was appointed our Principal Financial and Accounting Officer. Ten days after this Schedule 14-f is mailed to our shareholders, Kathy Sheehan, Todd Sheehan and Rebecca Gregarek will resign as directors.

      Michael Smith (age 52) has been the Chief Executive Officer of Kingman Energy LLC, a company he founded, since June 2011. Kingman Energy LLC focuses on the exploration and development of shallow oil fields with a history of proven petroleum production. From February 2001 to July 2008, Mr. Smith served as Vice President of Victoria Energy, an oil and gas brokerage company. Since June 1995, Mr. Smith has served as Vice President of Jersey Investment, a company focused on commercial real estate development.

      Marc Spezialy (age 29) was a manager at PricewaterhouseCoopers LLP between July 2011 and March 2012 in their Austin, Texas office. Between December 2009 and July 2011 Mr. Spezialy was with the accounting firm of Maxwell Locke and Ritter in Austin, Texas. Between July 2004 and December 2009 Mr. Spezialy was with PricewaterhouseCoopers LLP in their San Francisco, California and Austin, Texas offices. Mr. Spezialy received a Bachelor of Science in Accounting and Finance from the University of San Francisco and is a licensed CPA in Texas and California.

      Rick A. Wilber (age 63) has been a director of Synergy Resources Corporation, a publicly traded oil and gas exploration and development company, since September 2008. Since 1984, Mr. Wilber has been a private investor in, and a consultant to, numerous development stage companies. In 1974, Mr. Wilber was co-founder of Champs Sporting Goods, a retail sporting goods chain, and served as its President from 1974-1984. He has been a Director of Ultimate Software Group Inc. since October 2002 and serves as a member of its audit and compensation committees. Mr. Wilber was a director of Ultimate Software Group between October 1997 and May 2000. He served as a director of Royce Laboratories, Inc., a pharmaceutical concern, from 1990 until it was sold to Watson Pharmaceuticals, Inc. in April 1997 and was a member of its compensation committee.

      Rick Wilber is our only independent director, as that term is defined in section 803 of the listing standards of the NYSE Amex. None of our directors is a "financial expert", as that term is defined in the regulations of the Securities and Exchange Commission.

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

Executive Compensation

      During the two years ended December 31, 2011 we did not pay any compensation to Kathy Sheehan or Todd Sheehan.

      During the year ended December 31, 2011 we did not pay any compensation to our directors.

      We do not have any outstanding options or other types of equity awards. We do not have any type of equity incentive plans, retirement plans or similar plans or arrangements for our officers or directors. We have not entered into any contracts or arrangements with our officers or directors that would provide them with compensation resulting from their resignation, retirement, or any other termination of their employment with us or from a change-in-control us or a change of their responsibilities following a change-in-control.

Employment Agreement with Michael Smith

      In April 2012 we entered into an employment agreement with Michael Smith. The employment agreement provides that we will pay Mr. Smith an annual salary of $120,000 during the term of the agreement. The employment agreement will continue in force until terminated by us or Mr. Smith.

      During each year of the employment term, Mr. Smith is entitled to six weeks of paid vacation days. During the employment term, Mr. Smith will be entitled to receive any benefits which are provided to our full time employees in accordance with our policies and practices and subject to Mr. Smith's satisfaction of any applicable conditions of eligibility.

      In the event of Mr. Smith's illness or disability for a continuous period of six months during which he is unable to render services, Mr. Smith's compensation will continue during such period, and at the end of such period we may terminate Mr. Smith's employment on 30 days' prior written notice. Any dispute as to Mr. Smith's disability will be submitted to an impartial and reputable physician which we select and which is agreeable to Mr. Smith.

      We may terminate the employment agreement at any time for cause, which means: (i) a willful act by Mr. Smith that is not in our financial best interest; (ii) a willful failure by Mr. Smith to follow the reasonable, prudent and lawful direction of our directors; or (iii) a failure by Mr. Smith to substantially perform his duties within 30 days after our demand for substantial performance. If Mr. Smith's employment is terminated for cause, we must pay him his full salary through the date of termination.

      Mr. Smith may terminate his employment: for good reason. "Good reason" means: (A) a change-in-control of the Company (i.e. the acquisition by which any person of more than 50% of our common stock, or a change in a majority of our directors which has not been approved by the incumbent directors); (B) our failure to comply with any material provision of the employment agreement which

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

has not been cured within 10 days after notice of such noncompliance has been given by Mr. Smith; or (C) any termination of Mr. Smith's employment other than for cause.

      If, within one year following a change-in-control, Mr. Smith resigns for good reason or we terminate his employment without cause, Mr. Smith will receive: (i) a lump-sum severance payment equal to $120,000, less applicable deductions and withholdings; (ii) the full amount of any bonus for the fiscal year in which he is terminated, less applicable deductions and withholdings;
(iii) immediate vesting of any unvested shares under any outstanding stock options; and (iv) should he be eligible for and elect to continue health insurance pursuant to COBRA, payment of COBRA premiums for twelve months following the termination of his employment.

      In the event of Mr. Smith's death during the term, we will pay to his beneficiary an amount equal to the monthly rate of his salary for a period of six months.

      Mr. Smith may terminate the employment agreement on 90 days notice to us, in which case we will pay Mr. Smith his salary up to the end of the 90 days.

      Except as provided above, upon the termination of Mr. Smith's employment we will pay him his salary up through the date of termination.

Employment Agreement with Marc Spezialy

      In April 2012 we entered into an employment agreement with Marc Spezialy. The employment agreement provides that we will pay Mr. Spezialy an annual salary of $120,000 during the term of the agreement. The employment agreement will continue in force until terminated by us or Mr. Spezialy.

      During the employment term, Mr. Spezialy will be entitled to receive any benefits which are provided to our full time employees in accordance with our policies and practices and subject to Mr. Spezialy's satisfaction of any applicable conditions of eligibility.

      The following table shows, as of April 25, 2012 the number and percentage of outstanding shares owned by Michael Smith, Rick Wilber and Marc Spezialy. Unless otherwise indicated, each owner has sole voting and investment powers over his shares of common stock.

 Transaction with a Related Party

      We plan to enter into an agreement with Kingman Operating Company, Inc., a subsidiary of Kingman Energy, LLC which will provide for the following:

o the payment to Kingman $475,000 for the assignment of a 100% working interest (75% net revenue interest) in an oil and gas lease covering 200 acres in the Minerva-Rockdale field in Milam County, Texas.

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o    the payment to Kingman  $275,000 to drill and, if  warranted,  complete any well we elect to drill on the lease. Kingman will be paid $1,000 a month for operating any wells we complete on this lease.

o the conveyance to Kingman of a 10% working interest in the lease when we have recovered, from the net proceeds of the sale of any oil or gas produced from any wells drilled or completed on the lease, an amount equal to the cost of drilling, testing, completing, equipping and operating any wells on the lease.

o the right to acquire a 100% working interest (75% net revenue interest) on or before November 1, 2012 in a lease covering 300 acres, which lease is immediately adjacent to the 200 acre lease referred to above. The cost of this lease will be $1,275,000. If we acquire this lease, we will pay Kingman $275,000 to drill and complete any wells which we choose to drill on the lease, and $1,000 a month for operating any wells on the lease.

Share Ownership

      Our common stock is the only class of equity security that we have outstanding. Each share of our common stock entitles its holder to one vote at any meeting of our shareholders. On April 25, 2012 we had 10,820,600 outstanding shares of common stock. The following table shows the shares ownership of Michael Smith, Marc Spezialy, and Rick Wilber.

                                    Number
      Name                         of Shares            Percent of Class
      -----                        ---------            ----------------

      Michael Smith               1,600,000 (1)           14.6%
      Marc S. Spezialy                   --                  --
      Rick A. Wilber              1,100,000               10.0%

(1) Shares are owned of record by Kingman Energy, LLC, a company controlled by Mr. Smith.






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